FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2008

Commission file number…001-31819

GOLD RESERVE INC.

Address of Principal Executive Offices:.........................................................926 West Sprague Avenue
                                                                                                    Suite 200
                                                                                                    Spokane, Washington 99201

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F __ Form 40-F X.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934: Yes __ No X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-
2(b):

Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1 News Release
February 19, 2008

GOLD RESERVE INC. PROVIDES BRISAS PROGRESS REPORT

Certain statements included herein, including those that express management's expectations or estimates of our future performance or concerning the Brisas Project or the Choco 5 exploration project, constitute
"forward-looking statements" within the meaning of the United States Private Securities Litigation Reform
Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-

looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in
Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates);
risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued
participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-
looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                        GOLD RESERVE INC.
                                                                                                                 (Registrant)

                                                                                                 By: s/ Robert A. McGuinness
                                                                                                 Vice President – Finance & CFO
                                                                                                  February 19, 2008

Exhibit Index

The following is filed as an exhibit to this Form 6-K:

Exhibit
Number                                                                                                                   Description
99.1                                                                                     News Release

Exhibit 99.1

NR-08-01

GOLD RESERVE INC. PROVIDES BRISAS PROGRESS REPORT

Spokane, WA, February 19, 2008 - Gold Reserve Inc., (TSX: GRZ; AMEX: GRZ)

2007 was a landmark year for the Company’s Brisas gold copper project achieving a number of positive milestones as we continue the advancement of the Brisas project towards production. The primary milestone of 2007 was the receipt of the Permit to Affect Natural Resources from the Venezuelan Ministry of the Environment which enabled us to begin the construction process at the Brisas Mine. We now are awaiting the Initiation Act to commence full-scale construction. There were also many other milestones and positive events that were achieved that continued the advancement of the Brisas project towards production.

After receiving the Permit to Affect, we started the process of preparing the project for construction. A major issue in the mining industry today is the long lead times for items such as grinding mills and mining equipment. We immediately commenced procurement efforts with the assistance of SNC-Lavalin Inc. (“SNC”), our EPCM contractor, and we placed orders for the gyratory crusher, two SAG mills, four ball mills, two vertical mills, and the gear drives and motors for the mills. The suppliers are coordinating the fabrication and delivery of these critical pieces of equipment according to project schedule. We have also begun the process of a phased order for mining and construction equipment from Caterpillar and are pleased to report that we have already taken delivery of the first phase of that equipment order. A substantial portion of the procurement function is now complete.

The detailed engineering performed by SNC was substantially advanced during 2007 and was approximately 70% complete by year end. We expect the bulk of the detailed engineering to be complete by mid 2008. Detailed engineering includes thousands of construction drawings, site layout, manpower requirements, construction planning, and many other functions required in a project of this magnitude. This is the final step in the engineering process for mine development work and is a major requirement for the construction process. The advanced state of detailed engineering is allowing us to complete the capital cost estimate that will support the financing of the mine. We expect to report the new capital costs and operating costs in the first quarter and follow up with an updated 43-101 report on the Brisas project early in the second quarter.

An area of great concern in the industry today is rising capital costs and like others we are also experiencing an increase in costs, but not to the extent other projects have noted

in recent press reports. This is primarily because we are near the end of this process and have already faced many of the issues that can substantially affect the scope of a project and its capital costs. We have already made the necessary scope changes in the project to bring the Brisas project to industry best practice standards, have the detailed engineering at an advanced level, and have placed the orders for long lead items.

As part of this process an independent engineering company has been reviewing our project, has monitored our progress, and has contributed to the objective of meeting industry best practices and the Equator Principles. Compliance with the Equator Principles has added to the original operating and capital costs; however, in the long run, the Brisas project demonstrates best practices in all areas of mine development needed to qualify the project for conventional project financing.

In 2007 we completed two concurrent financings totaling $183 million. The lead underwriters were J. P. Morgan Securities, Inc., RBC Capital Markets and Cormark Securities, Inc. We also continue to work on the $425 million project debt financing with a consortium of banks to complete all the conditions precedent for commitment. At year end we had a cash position of $140 million and are well positioned to commence full-scale construction once we receive the Initiation Act.

Other permits and authorizations were received from various government agencies. We are pleased to report that the approval of the Environmental and Social Impact Study, which was a requirement for the issuance of the Permit to Affect from the Ministry of Environment, was obtained without variations in the project design. In 2007 we received, from the Ministry of Environment, the Exploitation Permit for the quarry. This is also a key permit as the quarry will provide the critical construction aggregates for infrastructure, roads and concrete. We also received our annual compliance certificates from the Ministry of Basic Industries and Mines (“MIBAM”) for all of our properties in the KM 88 project area, demonstrating our compliance to the mining law, mining titles, and contracts.

In mid 2007 it was determined that there was a conflict with the location of the new 9 km access road with some small miner mineral rights and in coordination with MIBAM we re-engineered this road receiving the final approval from MIBAM in September of 2007. This process underscored the fact that there is no one permit in developing a mine, not in Venezuela, nor any other country. There are numerous permits and authorizations required to develop a mine of this magnitude and they come from many agencies. In constructing the Brisas mine, we will need municipal, state and federal permits from various agencies. There are a number of laws that govern mining, including the mining law, the environmental law, transportation laws, currency and tax laws, import regulations, etc. The key aspect of this is that the two Ministries that have the most oversight responsibility for mining have approved the Brisas project plan in its entirety.

2007 was a year of great uncertainty and social unrest in the world and mining was not immune from these issues. We have enjoyed quite a different experience than many others in the mining industry. As part of our corporate social commitment, and acting along the social policies set forth by the Venezuelan government, the Company promoted the creation of a Community Liaison Commission for the Brisas project which initiated activities in October 2007. This commission is composed of legal representatives from the 22 community counsels from the San Isidro Parish, both Indigenous and Creole, and from the construction union, the heavy machinery union, the Mayor’s office and local commerce. Most recently, MIBAM has requested to be part of the commission. The main objective of this commission is to actively participate in finding solutions to potential events that may cause delays or affect the normal development of the Brisas project.

We were particularly gratified when we were informed late in 2007 that the local communities around KM88 had come together and collected a petition with over 1,500 signatures on it. This petition was addressed by the Liaison Commission to President Chavez and requested his support so that the Brisas project can proceed without delays.

Environmental and social aspects worldwide have become a critical element in the mine development process and we are proud of our achievements and our adherence to the highest standards in the industry. The support of the project by the local population is an important part of the development of Brisas. The Brisas project will have a substantial impact on this area and Gold Reserve is determined to bring the local communities the greatest benefit possible, directly and indirectly, in order to significantly improve their way of life.

We are very proud of the people who have become part of Gold Reserve in Venezuela. In a ceremony in December Arturo Rivero, our President in Venezuela, presented 28 people with long service recognition awards. Some of these people have been with the company for 15 years. Arturo himself has been with the Company for over 10 years. It is these people who share in the credit for the success the Company has achieved to date.

We look forward to 2008 to continue our goal of placing the Brisas Mine into production.

On Behalf of the Board of Directors Gold Reserve Inc. A. Douglas Belanger, President

About Gold Reserve Inc.

Gold Reserve Inc. is a Canadian company developing the Brisas gold copper project in southeastern Venezuela. Brisas has NI-43-101 reserves of 485 million tonnes of ore grading 0.67 grams per tonne gold and 0.13% copper containing 10.4 million ounces of gold and 1.3 billion pounds of copper (using a revenue cutoff grade of US $3.04 per tonne and a gold price of US $400 and a copper price of US $1.15 per pound). The mine plan anticipates using conventional truck and shovel mining methods with the processing of ore at full production of 70,000 tonnes per day, yielding an average annual production of 456,000 ounces of gold and 60 million pounds of copper for a mine life of 18.5 years. Using US $1.80 copper as a byproduct, operating costs are expected to be US $126 per ounce. The Qualified Personnel for the NI 43-101 Report are Susan Poos of Marston and Marston, Inc. and Richard Addison and Richard Lambert of Pincock, Allen and Holt, all registered professional engineers.

Certain statements included herein, including those that express management's expectations or estimates of our future performance concerning the Brisas Project or the Choco 5 Exploration Project, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION:

Internet – www.goldreserveinc.com

Investor Information

Rubenstein Investor Relations Tim Clemensen 212-843-9337 tclemensen@rubensteinir.com

Company Contact

A. Douglas Belanger, President 926 W. Sprague Ave., Suite 200 Spokane, WA 99201 USA Tel. (509) 623-1500 Fax (509) 623-1634